Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

November 1, 2016

The Board of Trustees
Prudential Investment Portfolios16
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Income Builder Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through February 28, 2018 to limit the net annual operating expenses and acquired fund fees and expenses (exclusive of distribution and service (12b-1) fees, taxes (including acquired fund taxes), interest, brokerage, dividend and interest expense on short sales (including acquired fund dividend and interest expense on short sales), and extraordinary expenses) of each class of shares of the Fund to .70% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President